Securities and Exchange Commission
Mail Stop 3561
CF/AD11
100 F St. NE
Washington, DC 20549-3561

									Date June 30, 2005


Mr. George C. Platt
President and Chief Executive Officer
ViewCast.com, Inc.
17300 Dallas Parkway
Suite 2000
Dallas, TX 75248

	Re:	ViewCast.com, Inc.
      Form 10-KSB/Aor Fiscal Year Ended December 31, 2004
      Filed May 2, 2005
		File No. 0-29020

Dear Mr. Platt:

      We have reviewed your filing and have the following comments.
We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents. Please address the following comments in which ask you to provide us with information so we may better understand your disclosure. Please be as detailed as necessary in your explanation. After reviewing this information, we may or may not raise additional comments.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing.
We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-KSB/A
Financial Statements, page F-1
Intangible Assets and Amortization, page 29

1. It is unclear to us why you have not recognized an impairment in the value of goodwill. We note your going concern issues and the issues described on page 28, that management has concluded that it is more likely than not that ViewCast.com will not realize its deferred tax assets, and that your IT Services, Products segment, which includes all of your goodwill and customer contracts, reported a material decrease in sales revenue from 2003 to 2004 and also reported a significant decline in segment operating income over the same period, resulting in an operating loss for the year ended December 31, 2004. With a view towards expanded disclosure in future filings, please explain to us in detail how you have applied the guidance in SFAS No. 142 to your operations and the basis for your conclusions. In your response please identify your SFAS 142 reporting units and explain how you determined these reporting units under SFAS 142. Also explain how assets and liabilities were assigned to these reporting units. Describe how you determined that no impairment charges were necessary in 2004. Please provide us your calculations and describe for us your assumptions to the extent necessary so that we may clearly understand management`s analysis and the basis for its conclusions.

Impairment of Long-Lived Assets, page 30

2. Similarly, please explain to us why none of your long-lived assets were impaired under SFAS 144 for the year 2004. Identify your SFAS 144 asset groups and explain how you assigned assets and liabilities to these groups. Explain how you determined that no impairment charges were necessary. Also, please provide us your calculations and describe for us your assumptions to the extent necessary so that we may clearly understand management`s analysis and the basis for its conclusions.


*    *    *    *



      Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provides any requested information. Detailed letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

	We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

* the company is responsible for the adequacy and accuracy of the disclosure in the filings;

* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filings.

      You may contact Joseph M. Kempf, Senior Staff Accountant, at
(202) 551-3352 or Robert S. Littlepage, Accountant Branch Chief, at
(202) 551-3361 if you have questions regarding comments on the financial statements and related matters. Please contact me at
(202) 551-3810 with any other questions.

								Sincerely,



								Larry Spirgel
								Assistant Director



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Mr. George C. Platt
President and Chief Executive Officer
ViewCast.com, Inc.
June 30, 2005
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